SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                              For November 10, 2005



                                  CNOOC Limited

                 (Translation of registrant's name into English)

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                                   65th Floor
                               Bank of China Tower
                                 One Garden Road
                               Central, Hong Kong
                    (Address of principal executive offices)


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     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                Form 20-F     X                Form 40-F
                              ---------                     ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                            No           X
                              ---------                     ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

Company Announcement
--------------------

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                                [LOGO OMITTED]
                                CNOOC Limited
                         [CHINESE CHARACTERS OMITTED]
(incorporated in Hong Kong with limited liability under the Companies Ordinance)
                                (Stock Code: 883)

                              QUALIFIED ACCOUNTANT

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The Company has applied for an extension to the Temporary Waiver from strict compliance with Rule 3.24 of the Listing Rules in relation to the requirement for the Company to appoint a qualified accountant for a further period of 3 months from 10 November 2005. The Company has reached in principle agreement with a suitable candidate with appropriate professional qualifications to assist the Company's financial controller and is now in the process of finalising the terms of employment with the candidate. The Company proposes to apply for a formal waiver on terms similar to the Previous Rule 3.24 Waiver as soon as the new candidate starts work.
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Reference is made to CNOOC Limited's (the "Company") announcement dated 19
August 2005 in relation to the temporary waiver from strict compliance with Rule 3.24 of the Listing Rules granted by The Stock Exchange of Hong Kong Limited (the "Stock Exchange") in relation to the requirement for the Company to appoint a qualified accountant (the "Temporary Waiver"). The Temporary Waiver was granted for a period of 3 months from 10 August 2005 and will accordingly expire on 10 November 2005.

The Company has applied for an extension to the Temporary Waiver from strict compliance with Rule 3.24 of the Listing Rules in relation to the requirement for the Company to appoint a qualified accountant for a further period of 3 months from 10 November 2005. The Company has reached in principle agreement with a suitable candidate with appropriate professional qualifications to assist the Company's financial controller and is now in the process of finalising the terms of employment with the candidate. The Company proposes to apply for a formal waiver on terms similar to the previous waiver from strict compliance with Rule 3.24 of the Listing Rules granted by the Stock Exchange on 31 December 2004 (the "Previous Rule 3.24 Waiver") as soon as the new candidate starts work.

As at the date of this announcement, the Board comprises of:

Executive Directors
Fu Chengyu (Chairman)
Luo Han
Zhou Shouwei
Cao Xinghe
Wu Zhenfang
Wu Guangqi
Yang Hua

Independent Non-Executive Directors
Sung Hong Chiu
Kenneth S. Courtis
Evert Henkes
Tse Hau Yin, Aloysius
Lawrence J. Lau

                                                   By Order of the Board
                                                       CNOOC Limited
                                                         Yunshi Cao
                                                     Company Secretary

Hong Kong, 10 November 2005

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          CNOOC Limited


                                          By:  /s/ Cao Yunshi
                                             -----------------------------
                                             Name: Cao Yunshi
                                             Title:  Company Secretary

Dated: November 10, 2005